

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Via E-mail
Zhan Youdai, Chief Executive Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re:  Asia Green Agriculture Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-169486**
> **Amendment No. 8 to Form 8-K**
> **Filed May 9, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed May 9, 2011**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related documents referenced above and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Corporate Structure and History, page 45
Our Corporate History, page 46

1. We partially reissue comment two of our letter dated May 4, 2011.  Please specifically identify the "governmental approvals of the PRC Ministry of Commerce" discussed in the last sentence of the first paragraph of page 47.  To the extent such governmental

approvals are already discussed elsewhere in the prospectus, you may provide a clear cross-reference to such discussion.

Management's Discussion and Analysis, page 48
Liquidity and Capital Resources, page 51

2.  We read your response to our prior comment three; and note your longer payment cycle for processed product. Please tell us and revise your critical accounting policies to clarify why the payment cycle is different for processed vs. fresh product and describe the payment terms for each product line.

Cash Flows from Financing Activities, page 52

3.  We partially reissue comment four of our letter dated May 4, 2011. We note the added disclosure on pages 52-54 and the existing tabular disclosure on pages 54-56. It is unclear why at least seven of the financing agreements filed as exhibits to your registration statement are not discussed here. Please advise or revise to clarify. Furthermore, despite your additional disclosure in response to our previous comment four, it remains unclear in certain circumstances which of the agreements filed as exhibits are being referred to in your disclosure on pages 52-56. In the interest of enhanced disclosure, please provide a cross-reference to the applicable exhibit number when discussing such agreements on pages 52-56.

Executive Compensation, page 64
Summary Compensation Table, page 64

4.  We note your revisions on pages 64-65 in response to comment five of our letter dated May 4, 2011. In your narrative disclosure on page 64, please revise to briefly clarify the reasons, if any, why such bonuses were awarded in those years and to those individuals.

5.  In this regard, please also reconcile your disclosure of bonuses awarded to Mr. Zhang He with your disclosure in the last sentence of the first paragraph of page 66 that "Mr. Zhang had not been granted any equity or non-equity awarded by our subsidiary or by us as of December 31, 2010."

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Allowance for Doubtful Accounts, page F-10

6.  In regard to your response to our prior comment three; please explain how your allowance policy is adequate considering your extension of credit to customers with whom you have no payment history.

General

7. Please provide current consents from the independent accountants in any amendment and ensure the financial statements are updated as required by Rule 8-08 of Regulation S-X.

Amendment No. 1 to Form 10-K for the year ended December 31, 2010
General

8. Please revise the Form 10-K/A to conform with any amendments made to the Form S-1 as applicable.

Amendment No. 8 to Form 8-K filed May 9, 2011

9. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director